Exhibit 99.1

VisionChina Media Announces Results of Extraordinary General Meeting of Shareholders

BEIJING, April 24, 2014 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced it has obtained shareholder approval for all matters submitted for approval at the Company’s Extraordinary General Meeting (“EGM”) held in Hong Kong on April 24, 2013 with respect to the previously disclosed notice of the extraordinary general meeting of shareholders and proxy statement.

The following resolutions were approved by VisionChina Media’s shareholders:

1. Approval and ratification regarding the Proposed Settlement Agreement of pending litigation with selling shareholders of Digital Media Group (the “Selling Shareholders”) with respect to the following transactions and obligations.

(a) VisionChina Media agrees to pay to the Selling Shareholders an aggregate amount of US$70 million, including US$12 million in cash and US$58 million in six-year term convertible promissory notes issued by VisionChina Media, in addition to certain other consideration to satisfy the judgment of US$71,800,047.46 entered in the 2011 Action on or about July 26, 2013.

(b) The settlement agreement and release (the “Settlement Agreement”) to be entered between Shareholder Representative Services, LLC (“SRS”), Oak Investment Partners XII, Limited Partnership, Gobi Partners, Inc. n/k/a Gobi Ventures, Inc., Gobi Fund, Inc., Gobi Fund II, L.P. (collectively, the “Investors”), Thomas Gai Tei Tsao (“Tsao”), the Company, and Vision Best Limited (“Vision Best”).

(c) The convertible note subscription agreement (the “Subscription Agreement”) to be entered between the Company, Vision Best and the Investors.

(d) The note instrument (the “Note Instrument”) to be entered by the Company in favor of the persons being and from time to time registered as holders of the Notes referred to therein.

2. An amendment to the Company’s 2006 Share Incentive Plan, to increase the maximum aggregate number of shares under the plan from 8,000,000 to 11,000,000.

Materials related to the extraordinary general meeting of shareholders, including the proxy statement, are available through the Company’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2013, VisionChina Media’s advertising network included 111,163 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com